July 3, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker, Branch Chief

Re:	Paragon Offshore Limited
Registration Statement on Form 10-12B
Filed May 23, 2014
File No. 1-36465

Dear Ms. Parker:

Paragon Offshore Limited (the “Company” or “we”) is hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 19, 2014, in connection with the above referenced Registration Statement on Form 10-12B (the “Registration Statement”) of the Company. The Company has filed through EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement and separately delivered to you courtesy copies of Amendment No. 1, each of which has been marked to show changes made to the Registration Statement.

The Staff’s numbered comments with respect to the Registration Statement have been reproduced below in bold text. The Company’s responses thereto are set forth immediately following the reproduced comment to which each response relates. All page references in the Company’s responses are to Amendment No. 1.

Registration Statement on Form 10-12B

General

1.	On the cover page of your registration statement, you state the following as the address to your principal executive offices: “Devonshire House, 1 Mayfair Place, London, England, W1J 8AJ.” However, in the final paragraph of page 19 of your information statement, you state that your principal executive offices are located at “3151 Briarpark Drive, Suite 700, Houston TX 77042.” The same Houston address is also referenced in the disclosure on pages 142 and 151. Please revise to reconcile.

Company Response: In response to the Staff’s comment, we have revised the cover page of Amendment No. 1 to state that the principal executive offices are located at 3151 Briarpark Drive, Suite 700, Houston, Texas 77042.

Exhibit Index

2.	Please file all omitted exhibits and provide other omitted disclosure. Once you file all the omitted items, including any material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K, we may have additional comments. In this regard, tell us whether you intend to file as an exhibit your transition services agreement relating to Noble’s operations offshore Brazil. Ensure that you allow sufficient time for your response to our review in each case.

United States Securities and Exchange Commission

Paragon Offshore Limited

July 3, 2014

Company Response: In response to the Staff’s comment, we have filed all omitted exhibits (including the transition services agreement relating to operations offshore Brazil), other than the form of indenture and form of term loan. We undertake to file the form of indenture and form of term loan promptly following the pricing of such debt arrangements, which is expected to take place on or about July 11, 2014. We have also provided all material omitted disclosure, other than information relating to the pricing terms of the senior notes and term loan, our remaining director nominees and the logistical details of the distribution of our ordinary shares. We undertake to provide this information promptly following the pricing of such debt arrangements and the declaration of the distribution of our ordinary shares by the board of directors of Noble Corporation plc (“Noble”), which is expected to take place on or about July 11, 2014. We acknowledge that the Staff will need sufficient time to review additional information prior to declaring the Registration Statement effective.

Information Statement

Questions and Answers about the Spin-Off, page 7

3.	Please add a question and answer discussing the estimated costs you expect to incur in connection with the separation and distribution, if material.

Company Response: Pursuant to the master separation agreement between the Company and Noble relating to the separation and distribution, the Company and Noble have agreed that all incremental costs associated with the separation and distribution will be borne by Noble, other than debt issuance costs. We have added disclosure regarding this arrangement on pages 11 and 113 of Amendment No. 1.

Cautionary Statement Concerning Forward-Looking Statements, page 53

4.	Many of the statements in your filing relate to present facts or conditions, rather than to historical facts or future events. In light of this, the second sentence of this section beginning, “All statements other than statements of historical fact…,” appears to be overly broad. Please narrow your statement accordingly or remove it.

Company Response: In response to the Staff’s comment, we have deleted this sentence in the first paragraph under the caption “Cautionary Statement Concerning Forward-Looking Statements.” Please see page 53 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Liquidity and Capital Resources, page 86

Capital Expenditures, page 87

5.	We note your disclosure of capital expenditures during the current period and comparable period. Describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments. Refer to Item 303(a)(2)(i) of Regulation S-K.

Company Response: In response to the Staff’s comment, we have expanded our disclosure under the caption “Capital Expenditures” on page 87 of Amendment No. 1 to describe our material commitments for capital expenditures as of the end of the latest fiscal period and the general purpose of such commitments.

Executive Compensation, page 120

Compensation Discussion and Analysis, page 120

Long-Term Incentives, page 124

United States Securities and Exchange Commission

Paragon Offshore Limited

July 3, 2014

6.	We note in your discussion regarding Noble’s 2013 long-term incentive compensation that the performance-vested restricted stock units are subject to a TSR (total shareholder return) performance metric, and that payout levels are tied to Noble’s performance when compared with the performance of the members of its peer group. To the extent that your compensation programs will have performance metrics, please be sure to discuss the specific performance metric goals as well as your specific performance so that investors may understand the payouts. For example, if you will use metrics similar to those used by Noble, please disclose your TSR performance as well as the TSR performance of the members of your peer group.

Company Response: The Company has not yet determined its compensation program. Once established, the board of directors and its compensation committee will determine the Company’s compensation program, including the members of the Company’s peer group and the metrics to be used to determine any performance-based equity awards. Under the employee matters agreement between the Company and Noble, the Company and Noble have agreed that the Company will independently determine the members of the Company’s peer group and the metrics to be used to determine performance awards. We have revised our disclosure to clarify this point. Please see page 121 of Amendment No. 1.

Potential Payments on Termination or Change of Control, page 136

7.	Please clarify whether the separation of Noble’s standard-specification business into your company would trigger change in control payments to any of the executive officers.

Company Response: In response to the Staff’s comment, we have expanded our disclosure to state that the separation of Noble’s standard specification business into the Company will not trigger change of control payments under any change of control employment agreement that Noble has with our executive officers. Please see pages 137 and 141-142 of Amendment No. 1.

Financial Statements

Noble Standard-Spec Business

Note 1 – Organization and Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

8.	Please expand your disclosure to include a more detailed discussion of revenue recognition similar to your disclosure on page 88.

Company Response: In response to the Staff’s comment, we have expanded our disclosure to include a more detailed discussion of revenue recognition. Please see page F-11 of Amendment No. 1.

* * * * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Randall D. Stilley of the Company at (832) 783-4010 or David Emmons of Baker Botts L.L.P. at (214) 953-6414 or Hillary Holmes of Baker Botts L.L.P. at (713) 229-1508 with any questions or if you require additional information.

United States Securities and Exchange Commission

Paragon Offshore Limited

July 3, 2014

Sincerely,

/s/ Randall D. Stilley
Randall D. Stilley President and Chief Executive Officer

cc:	David Emmons

Hillary H. Holmes

Baker Botts L.L.P.